YUKON-NEVADA GOLD CORP. ANNOUNCES
INCREASE TO PRIVATE PLACEMENT

Vancouver, BC – December 10, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange (“TSX”): YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that further to the Company’s news release of December 4, 2008 announcing the increase to the Company’s previously announced non-brokered private placement, the number of Units to be offered has been increased from 79,300,000 Units to 79,800,000 Units at $0.05 per Unit in the capital stock of the Company, thereby increasing the amount raised from $3,965,000 to $3,990,000. The maximum number of Shares to be issued pursuant to the private placement, including the underlying Warrants and the finder’s fee (described below), is 261,600,000 Shares; being 141.06% of the Company’s current issued and outstanding Shares, or 58.52% of the Company’s then issued share capital.

All other terms of the private placement will remain the same.

Yukon-Nevada Gold Corp. is a North American gold company in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.